SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        --------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



 X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (FEE REQUIRED) for the year ended December 31,
         1994.

                                       OR



         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the period from ____________ to __________.

                                          Commission file number:  1-7083
  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CRESTAR FINANCIAL CORPORATION
                  LOYOLA PROFIT PLUS PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Crestar Financial Corporation
                  919 East Main Street
                  Richmond, Virginia 23219


Required Information

1. Audited Statements of Net Assets Available for Plan Benefits - Years ended December 31, 1993 and 1994 (attached).

2.       Audited Statements of Changes in Net Assets Available for Plan Benefits
         - Years ended December 31, 1993 and 1994 (attached).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  CRESTAR FINANCIAL CORPORATION
                                  LOYOLA PROFIT PLUS PLAN



                            By:       /s/ JAMES J. KELLEY, CHAIRMAN

Dated:  January 4, 1996

                            LOYOLA PROFIT PLUS PLAN


                                Table of Contents



                                                                       Pages

Independent Auditors' Report                                             1

Statements of Net Assets Available for Plan Benefits --
     December 31, 1994 and 1993                                          2

Statements of Changes in Net Assets Available for Plan
     Benefits -- Years ended December 31, 1994 and 1993                3 - 4

Notes to Financial Statements                                          5 - 8

Item 27a -- Schedule of Assets Held for Investment Purposes --
     December 31, 1994                                                   9

Item 27d -- Schedule of Reportable Transactions --
     Year ended December 31, 1994                                       10

                                                   * * * * * * *

The other schedules required by Item 27 of Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are inapplicable and are therefore omitted.

                          Independent Auditors' Report



Profit Sharing Committee
Loyola Capital Corporation:


We have audited the accompanying statements of net assets available for plan benefits of Loyola Profit Plus Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Loyola Profit Plus Plan at December 31, 1994 and 1993 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               /s/ KPMG PEAT MARWICK LLP


September 15, 1995

                             LOYOLA PROFIT PLUS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1994 and 1993


                                                Fidelity and Guaranty         T. Rowe                                 Vanguard
                                                   Life Insurance               Price                                   Fixed
                                                       Company                 Stable            Vanguard              Income
                                                    Group Annuity               Value             Windsor            Securities
                                                      Contract                  Fund               Fund                 Fund
                                                      --------                  ----               ----                 ----
               1994
Cash                                                 $        --                    471               1,888                 465
Investments, at fair or contract value
     (notes 2 and 4):
        Money market fund                                  4,872                 65,462              67,560              36,745
        Marketable securities                                 --              2,021,278           1,822,530             354,028
        Contracts with insurance
           companies                                     514,504                     --                  --                  --
                                                    ------------           ------------        ------------           ---------
                                                         519,376              2,086,740           1,890,090             390,773
Receivables from participants -- loans                        --                     --                  --                  --
Dividends and interest receivable                          5,775                 10,801             159,374               2,372
Contributions receivable from Loyola
     Capital Corporation and subsidiaries                     --                 39,374              50,015              15,146
                                                    ------------           ------------        ------------           ---------
           Net assets available for plan
               benefits (note 6)                       $ 525,151              2,137,386           2,101,367             408,756
                                                     ============          ============          ==========            ========

                  1993

Cash                                                   $      --                     83                 --                  --
Investments, at fair or contract value
     (note 2 and 4):
        Money market fund                                     --                 43,500             23,490               13,135
        Marketable securities                                 --              1,143,049          1,881,005              383,283
        Contracts with insurance
           companies                                   1,344,607                --                    --                     --
                                                    ------------           ------------        ------------           ---------
                                                       1,344,607              1,186,549           1,904,495             396,418
Receivables from  participants -- loans                       --                     --                  --                  --
Dividends and interest receivable                         20,837                  5,796                  21              11,776
Contributions receivable from Loyola
     Capital Corporation and subsidiaries                     --                 28,388              43,031              11,974
                                                    ------------           ------------        ------------           ---------
        Net assets available for plan
           benefits (note 6)                        $  1,365,444              1,220,816           1,947,547             420,168
                                                    ============           ============        ============         ===========



                                                                                       Loyola
                                                 Vanguard                             Capital
                                                   Index            Vanguard        Corporation
                                                   Trust              World           common             Loans
                                                   Fund               Fund             stock             Fund            Total
                                                   ----               ----             -----             ----            -----
               1994
Cash                                                 1,165               498             1,078           3,826               9,391
Investments, at fair or contract value
     (notes 2 and 4):
        Money market fund                           55,575            73,577           165,713             --              469,504
        Marketable securities                      560,294           291,850         8,645,256             --           13,695,236
        Contracts with insurance
           companies                                    --                --                --             --              514,504
                                               -----------        ----------      ------------         --------      -------------
                                                   615,869           365,427         8,810,969             --           14,679,244
Receivables from participants -- loans                  --                --                --          322,254            322,254
Dividends and interest receivable                   13,084             4,070               248             --              195,724
Contributions receivable from Loyola
     Capital Corporation and subsidiaries           24,526            17,337            80,000             --              226,398
                                               -----------        ----------      ------------         --------      -------------
           Net assets available for plan
               benefits (note 6)                   654,644           387,332         8,892,295          326,080         15,433,011
                                                  ========          ========         =========         ========         ==========

                  1993

Cash                                                    --            12,768                13            2,400             15,264
Investments, at fair or contract value
     (note 2 and 4):
        Money market fund                            9,085             9,170            84,160               --            182,540
        Marketable securities                      578,631           149,074         6,982,449               --         11,117,491
        Contracts with insurance
           companies                                     --               --                --               --          1,344,607
                                                -----------        ---------       -----------          -------     --------------
                                                   587,716           158,244         7,066,609               --         12,644,638
Receivables from  participants -- loans                 --                --                --          195,722            195,722
Dividends and interest receivable                   12,511             1,220               103             --               52,264
Contributions receivable from Loyola
     Capital Corporation and subsidiaries           24,717             3,695            48,046             --              159,851
                                               -----------        ----------      ------------         --------     --------------
        Net assets available for plan
           benefits (note 6)                      624,944            175,927         7,114,771          198,122         13,067,739
                                               ===========       ===========       ===========        =========     ==============




                     LOYOLA PROFIT PLUS PLAN

 Statements of Changes in Net Assets Available for Plan Benefits

                   December 31, 1994 and 1993





                                                           Guaranty Life              T. Rowe                             Vanguard
                                                             Insurance                Price                                Fixed
                                                              Company                 Stable            Vanguard           Income
                                                           Group Annuity               Value             Windsor         Securities
                                                             Contract                  Fund               Fund              Fund
                                                             --------                  ----               ----              ----
               1994
Income (loss) on investments (note 2):
     Dividends and interest                                    $ 41,605               101,926            190,984           31,068
     Net appreciation (depreciation) in fair value
        of investments                                             --                      --           (194,731)         (53,155)
                                                              ----------            ----------         -----------        ---------
               Total income (loss) on investments                41,605               101,926             (3,747)         (22,087)
Contributions from Loyola Capital Corporation
     and subsidiaries                                              --                 117,726            143,324           46,477
Contributions received from participants                           --                 190,165            235,819           78,735
Rollover contributions                                             --                  23,125             37,657           22,072
Distributions to participants                                   (73,119)             (220,925)          (200,110)         (27,811)
Interfund transfers, net                                       (808,779)              704,553            (59,123)        (108,798)
                                                              ----------            ----------        ------------       -------
               Net increase (decrease) in net assets
                  available for plan benefits                  (840,293)               916,570             153,820          (11,412)
Net assets available for plan benefits:
     Beginning of year                                        1,365,444              1,220,816           1,947,547          420,168
                                                            ------------            ----------        ------------        ---------
     End of year                                             $  525,151              2,137,386           2,101,367          408,756
                                                            ============          ============        ============      ============





                                                                                             Loyola
                                                           Vanguard                         Capital
                                                              Index          Vanguard      Corporation
                                                              Trust            World         common       Loans
                                                              Fund             Fund          stock        Fund         Total
                                                              ----             ----           -----       ----         -----

               1994
Income (loss) on investments (note 2):                       17,209           5,108         193,114       20,481         601,495
     Dividends and interest
     Net appreciation (depreciation) in fair value          (20,854)         (4,046)        898,668        --            625,882
        of investments                                    ----------      ----------    ------------    --------      -----------
                                                             (3,645)          1,062       1,091,782      20,481        1,227,377
               Total income (loss) on investments
Contributions from Loyola Capital Corporation                75,685          46,969         228,728        --            658,909
     and subsidiaries                                       126,031          65,507         332,690        --          1,028,947
Contributions received from participants                     26,271          10,776         193,316        --            313,217
Rollover contributions                                      (19,143)        (17,744)       (304,326)       --           (863,178)
Distributions to participants                              (175,499)        104,835         235,334     107,477               --
Interfund transfers, net                                    -------      ----------      ----------   ---------       -----------

               Net increase (decrease) in net assets         29,700         211,405       1,777,524     127,958        2,365,272
                  available for plan benefits
Net assets available for plan benefits:                     624,944         175,927       7,114,771     198,122       13,067,739
     Beginning of year                                    ---------        ---------     -----------    --------     ------------
                                                            654,644         387,332       8,892,295     326,080       15,433,011
     End of year                                          =========        =========     ===========   =========    =============
                                                                                                                     (Continued)

See accompanying notes to financial statements.







                               LOYOLA PROFIT PLUS PLAN

           Statements of Changes in Net Assets Available for Plan Benefits



                                          Fidelity and Guaranty    T. Rowe                   Vanguard
                                             Life Insurance          Price                    Fixed     Vanguard
                                                 Company            Stable     Vanguard       Income      Index     Vanguard
                                             Group Annuity          Value       Windsor     Securities    Trust       World
                                                Contract             Fund        Fund          Fund       Fund         Fund
                                                --------             ----        ----          ----        ----        ----
               1993

Income on investments (note 2):
     Dividends and interest                    $ 122,730         25,919          150,382        20,796      12,968       1,352
     Net appreciation (depreciation) in fair
        value of investments                          --             --           89,691        (6,975)     25,590      24,640
                                              ----------     ----------      -----------    ----------    --------    --------
           Total income on investments           122,730         25,919          240,073        13,821      38,558      25,992
Contributions from Loyola Capital
     Corporation and subsidiaries                  6,890         77,049          113,720        36,215      49,917      29,795
Contributions received from participants         119,679        114,721          221,425        53,933      71,815      33,865
Distributions to participants                   (386,342)       (86,690)         (98,103)      (17,450)     (6,430)     (2,975)
Interfund transfers, net                      (1,232,223)     1,089,817          466,744       333,649     471,084      89,250
                                               ----------    ----------      -----------    ----------    --------    --------
           Net increase in net assets
               available for plan benefits .   (1,369,266)    1,220,816          943,859       420,168     624,944     175,927
Net assets available for plan benefits:
     Beginning of year                          2,734,710            --        1,003,688            --          --          --
                                               ----------    ----------      -----------    ----------    --------    --------
     End of year                             $  1,365,444     1,220,816        1,947,547       420,168     624,944     175,927
                                               ==========     =========       ==========    ==========    ========    ========


See accompanying notes to financial statements.



                                                Loyola                                                       Vanguard
                                                Capital               Vanguard                 Vanguard         Prime
                                              Corporation            Guaranteed  Vanguard     Government        Money
                                                common-      Loans     Income    Explorer        Bond          Market
                                                 stock        Fund    Contract     Fund          Fund           Fund          Total
                                                 -----        ----    --------     ----          ----           ----          -----
               1993

Income on investments (note 2):
     Dividends and interest                      108,919      4,616         --        65         9,925        16,750        474,422
     Net appreciation (depreciation) in fair
        value of investments                     (11,490)        --         --       662         6,334            62        128,514
                                              ----------    -------   --------   --------    ----------    ----------    -----------
           Total income on investments            97,429      4,616         --       727        16,259        16,812        602,936
Contributions from Loyola Capital
     Corporation and subsidiaries                141,086         --         --        --            --            --        454,672
Contributions received from participants         271,726         --         --        --        28,430        12,012        927,606
Distributions to participants                   (543,997)        --         --       (964)     (10,438)     (105,746)    (1,259,135)
Interfund transfers, net                          20,111    170,689   (584,626)   (57,223)    (390,663)     (376,609)            --
                                              ----------    -------   --------   --------    ----------    ----------    -----------
           Net increase in net assets
               available for plan benefits       (13,645)   175,305   (584,626)   (57,460)     (356,412)     (453,531)       726,079
Net assets available for plan benefits:
     Beginning of year                         7,128,416     22,817    584,626     57,460       356,412       453,531     12,341,660
                                              ----------    -------   --------   --------    ----------    ----------    -----------
     End of year                               7,114,771    198,122        --          --            --            --     13,067,739
                                               =========    ========  ========   ========    ==========    ==========     ==========



                                              LOYOLA PROFIT PLUS PLAN

                                           Notes to Financial Statements

                                            December 31, 1994 and 1993



(1)   Description of Plan

      The following brief description of the Loyola Profit Plus Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      (a)  General

           The Plan is a defined contribution plan covering substantially all employees of Loyola Capital Corporation and its subsidiaries
           (Loyola). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      (b)  Contributions and benefits

           Participants in the Plan may contribute between 1% and 10% of their compensation subject to certain maximum annual limitations pursuant to salary reduction agreements with Loyola. Changes to the amount of the contribution may be made quarterly by participants. Matching contributions are made by Loyola semiannually on the following basis:
                             Participant                             Employer
                            contribution                           contribution
                             1% - 6%                                   50%
                             Over 6%                                   none

           Loyola may increase the semiannual matching contribution of 50% at the discretion of its Board of Directors. Loyola may also make additional contributions to the Plan at the discretion of its Board of Directors.

           Forfeitures resulting from terminations of nonvested or partially vested participants are allocated to remaining eligible participants' accounts based on the ratio that each participant's compensation bears to the total compensation of all eligible participants for the year.

           Income is allocated to participants' accounts quarterly based on individual account balances.

           Participants are immediately vested in their contributions and related earnings. Generally, participants become 50% vested in employer matching and additional contributions and related earnings after two years of service, and are fully vested after three years of service.

           Participants with five years of credited service or at the age of fifty-nine and one-half are eligible to withdraw their vested account balance subject to certain limitations described in the Plan agreement. In the event of termination caused by death, the entire amount of employer contributions and related earnings in the participant's account is

                                              LOYOLA PROFIT PLUS PLAN


                                           Notes to Financial Statements




(1)   Description of Plan, Continued

      (b)  Contributions and benefits, continued

           payable to the designated beneficiary. Benefits are payable as a lump sum or in periodic installments under certain options described in the Plan agreement. Benefit payments are based on the vested balance in the participant's individual account at the date of termination.

           Participants may borrow from the Plan up to the lesser of $50,000 or 50% of the vested balance of their accounts. Interest on such borrowings and repayment schedules are determined pursuant to guidelines in the Plan. Generally, borrowings must be repaid to the Plan over a period not to exceed five years.

      (c)  Plan termination

           Although Loyola has not expressed any intent to terminate the Plan, it may do so at any time. If the Plan is terminated, participant's accounts become fully vested and the assets of the Plan will be distributed to the participants in proportion to their respective individual account balances at the date of termination.

(2)   Summary of Significant Accounting Policies

      (a)  Basis of presentation

           The financial statements of the Plan have been prepared on the accrual basis and present the net assets available for plan benefits and the changes in those net assets.

      (b)  Administrative expenses

           Loyola pays all administrative expenses incurred on behalf of the Plan.

      (c)  Investments

           Investments in mutual funds and common stock are carried at fair value based on quoted market prices. Group annuity contracts are carried at contract value based on contributions under the related contract, plus interest at the contract rate, less distributions. Dividend and interest income are reinvested and purchases and sales are recorded on a trade date basis. Unrealized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the period in which such changes occur.

(3)   Trust Fund -- Trustee and Management

      Mercantile-Safe Deposit & Trust Company manages the investment funds of the Plan. Participants may elect to invest all or part of their respective individual account balances in specific investment funds. If they do not select an investment fund, Loyola's Profit Sharing Committee will select the specific investments at its discretion.

(4)   Investments

          Investments that represent five percent or more of the Plan's net assets at December 31 are as follows:


                                                            1994                       1993
                                                     Par value     Contract     Par value     Contract
                                                     or number     or fair      or number     or fair
                                                     of shares     value        of shares     value

T. Rowe Price Stable
   Value Fund                                        2,021,278   $ 2,021,278   1,143,049    $1,143,049
Vanguard Windsor Fund                                  144,760     1,822,530     135,227     1,881,005
Loyola Capital Corporation --
   common stock                                        490,511     8,654,256     454,143     6,982,449
                                                     =========   ===========   =========     =========

        Fidelity and Guaranty
           Life Insurance Company
           Group Annuity Contract                      514,504     $ 514,504   1,344,607    $1,344,607
                                                    ==========     =========   =========    ==========


      In 1991, the Plan entered into a group annuity contract with Fidelity and Guaranty Life Insurance Company. Discontinuance of the contract, as defined, will subject the Plan to a charge of 10% of the balance in the fund as of the discontinuance date, decreasing 1% for each year the contract is in force. Deposits under the contract earn interest at the effective rate as determined from time to time (4.0% at December 31, 1994).

      The group annuity contract did not exceed five percent of the Plan's net assets at December 31, 1994, but is presented for comparative purposes.

(5)   Federal Income Tax Exemption

      The Internal Revenue Service issued its latest determination letter on July 11, 1988 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. The Plan and its underlying trust has been subsequently amended to conform with current tax law changes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(6)   Reconciliation to Form 5500

      Amounts due to terminated participants for benefits payable are reflected as liabilities and expenses in the Plan's Form 5500 but are included in net assets available for plan benefits in the financial statements. The allocation of the amounts due to terminated participants to the Plan's investment funds at December 31 are as follows:

Vanguard Windsor Fund                        $ 20,822    50,731
Loyola Capital Corporation -- common stock     14,576    13,218
Vanguard Fixed Income Securities Fund           7,355        --
Vanguard World Fund                             1,911        --
Vanguard Index Trust Fund                       1,427        --
T. Rowe Price Stable Value Fund                    45        --
Fidelity and Guaranty Life Insurance
   Company Group Annuity Contract                  --    59,763
Vanguard Guaranteed Income Contract                --    18,397
Vanguard Government Bond Fund                      --    10,591
Vanguard Prime Money Market Fund                   --     2,079
                                             --------   -------
                                             $ 46,136   154,779
                                             ========   =======

                             LOYOLA PROFIT PLUS PLAN

           Item 27a -- Schedule of Assets Held for Investment Purposes

                                December 31, 1994



                                                    Par value
                                                    or number                  Current
             Description                            of shares       Cost       value
Investments:
Money Market Fund -- Mercantile-Safe
     Deposit and Trust Company Govern-
     ment Money Market Fund                        $   469,504      469,504     469,504
                                                   ===========   ----------   ---------
Marketable securities:
     T. Rowe Price Stable Value Fund                 2,021,278    2,021,278   2,021,278
     Vanguard Windsor Fund                             144,760    1,904,697   1,822,530
     Fixed Income Securities Fund                       43,979      404,295     354,028
     Vanguard Index Trust Fund                          30,253      566,432     560,294
     Vanguard World Fund                                21,731      275,101     291,850
     Investment in Securities of
        Participating Employer:
           Loyola Capital Corporation --
               common stock                            490,511    4,143,843   8,645,256
Contract with insurance companies:
        Fidelity and Guaranty Life Insurance
           Company Group Annuity Contract          $   514,504      514,504     514,504
                                                   ===========   ----------   ---------
               Total investments                                 10,299,654  14,679,244
                                                                 ----------  ----------

Participant loans                                                   322,254     322,254
                                                                 ----------  ----------
               Total assets held for investments
                  purposes                                       10,621,908  15,001,498
                                                                 ==========  ==========



                             LOYOLA PROFIT PLUS PLAN

                 Item 27d -- Schedule of Reportable Transactions

                          Year ended December 31, 1994



                                                                                            Current value
                                                               Redemption                    of asset on
                                               Purchase        or selling       Cost of      transaction        Net gain
             Description                        price             price          asset         date            or (loss)
Mercantile-Safe Deposit and
    Trust Company Government
    Money Market Fund:
      Purchases                              $4,234,616(171)           --        4,234,616   4,234,616             --
      Sales                                          --         3,876,462(443)   3,876,462   3,876,462

T. Rowe Price Stable Value
    Fund:
      Purchases                               1,037,129(26)            --        1,037,129   1,037,129             --
      Sales                                          --           158,900(5)       158,900     158,900             --

Loyola Capital Corporation -- common stock:
      Purchases                                 884,635(17)            --          884,635     884,635             --
      Sales                                          --           120,250(3)        56,133     120,250         64,117

Fidelity and Guaranty Life
    Insurance Company
    Group Annuity Contract:
      Purchases                                  60,586(5)             --           60,586      60,586             --
      Sales                                          --           891,524(28)      891,524     891,524             --




Notes:
     (1) Where amounts shown reflect multiple transactions, the number of transactions is shown parenthetically.

     (2) All purchases and sales set forth above were transacted at current value.